September 26, 2005

Via U.S. Mail

Julianna Lu
Chief Executive Officer
China Health Holdings, Inc.
666 Burrard St., Park Place,
Vancouver, British Columbia, Canada V6C 2X8

RE:		China Health Holdings, Inc.
		10-KSB for the Fiscal Year Ended December 31, 2004 10-QSB for the Fiscal Quarter Ended June 30, 2005
		File No. 333-119034

Dear Ms. Lu:

      We have limited our review of your Form 10-KSB for the fiscal year ended December 31, 2004, and Form 10-QSB for the fiscal quarter ended June 30, 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 10-KSB and Form 10-QSB.
Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues.
At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General -

We note that on page 9 of your 10-QSB filed August 15, 2005, for the quarterly period ended June 30, 2005, you state that you entered into two licensing agreements on March 9, 2004, with Hotway Nutraceutical
Canada, Co. Ltd. The first agreement granted licenses to 19 cordyceps products and the second agreement granted licenses to De-Daibe and Depressor Herbs neutraceutical products. Both agreements cover a number of countries, including Iran. In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism and is subject to economic sanctions administered by the
U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us the extent of your past, current and anticipated contacts, directly or indirectly, with Iran; the materiality to you of your contacts, or intended contacts, with Iran; and your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism has recently been adopted by Arizona and Louisiana.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Jeffrey Riedler
		Assistant Director
		Division of Corporation Finance